FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Agreement for the sale of Telefónica Salvador	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica's subsidiary, Telefonica Centroamérica Inversiones, S.L., a company owned, directly and indirectly, 60% by Telefonica and 40% by Corporación Multi Inversiones, has reached an agreement with General International Telecom Limited, for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. ("Telefónica El Salvador") of which it is the owner (99.3%). On the buyer’s side, the transaction has been structured by affiliates of the Atlántida Group, entities that financially supports the acquisition.

The price of the transaction of Telefónica El Salvador is 144 million U.S. dollars (approximately 125 million euros at the current exchange rate), an implicit multiple of approximately 7 times the company’s 2020 OIBDA.
The closing of this transaction is subject to certain closing conditions, including the relevant regulatory approvals.
This transaction is part of the Telefónica Group ’s asset portfolio management policy based on a strategy of value creation, improving return on capital.

Madrid, October 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 15, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors